UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LZG INTERNATIONAL, INC.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

50247T 10 4

(CUSIP Number)

Cindy Shy, Attorney

Cindy Shy, P.C.

534 East Benbow Street

Salt Lake City, Utah 84107

801-262-2696

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No.: 50247T 10 4

(1) NAME OF REPORTING PERSON Peter Benjamin Ritz
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☑
(3) SEC USE ONLY
(4) SOURCE OF FUNDS OO
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 10,000,000
(8) SHARED VOTING POWER 0
(9) SOLE DISPOSITIVE POWER 10,000,000
(10) SHARED DISPOSITIVE POWER 0
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,000,000
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 97.5%
(14) TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

Title: Common stock

Issuer: LZG International, Inc.

Address: 2157 South Lincoln Street, Suite 401, Salt Lake City, UT 84106

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Peter B. Ritz.

(b)       Mr. Ritz’s business address is 54 West 40th Street, New York City, NY 10018.

(c)	Mr. Ritz is the Managing Director of FatBrain LLC (“FatBrain”). On October 23, 2021, he was appointed Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, and Secretary of LZG International, Inc.

(d)	During the last five years Mr. Ritz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Ritz was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mr. Ritz is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On October 23, 2021, LZG International, Inc. entered into an IT Asset Contribution Agreement (“IT Contribution Agreement”) with FatBrain, LLC, a Delaware limited liability company (“FatBrain”), to effect the acquisition of FatBrain’s intellectual property assets, including patents, patents pending, patents in preparation, proprietary technology, development plans, and contractual rights (“IT Assets”).

Mr. Ritz is the managing member of FatBrain and pursuant to the terms of the IT Contribution Agreement, LZG International, Inc. agreed to issue 10,000,000 shares of common stock, valued at $0.001, to Mr. Ritz in consideration for the FatBrain asset contribution to LZG International, Inc.

Item 4. Purpose of Transaction

The LZG International common stock was issued to Mr. Ritz as compensation for the IT Assets.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, Mr. Ritz beneficially owns 10,000,000 shares of LZG International, Inc. common stock, or approximately 97.5%, of the outstanding shares of common stock.

(b)	The Mr. Ritz has sole voting and dispositive power with respect to the 10,000,000 shares of common stock.

(c)	Mr. Ritz is currently not a party to any contracts, arrangements, understandings or relationships with respect to the securities of LZG International, Inc., except those related to the IT Contribution Agreement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2021	PETER B. RITZ /s/ Peter B. Ritz Name: Peter B. Ritz